SEC

19007901

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing
MAR 07 2019
Washington, DC

SEC FILE NUMBER
8-66359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIA Capital Strategies, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14150 Parkeast Circle, Suite 110
(No. and Street)

Chantilly	VA	20151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Wiebe — (703) 802-2962 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.D.
RMS

OATH OR AFFIRMATION

I, Charles A. Wiebe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIA Capital Strategies, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

DONNA BROOKING COMMONWEALTH OF VIRGINIA NOTARY PUBLIC

Donna Brooking
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #283065
My Commission Expires
August 31, 2019

State of Virginia
County of Fairfax
Subscribed and sworn to (or affirmed) before me on this 21st day of February, 2019 by Charles A. Wiebe proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

BIA Capital Strategies, LLC
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	20,844
Short term investments, at market value		26,172
Receivables - related party		180
Prepaid expense		3,490
Fixed assets, net		879
Other receivable		84
Total Assets	$	51,649
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	12,583
Total Liabilities		12,583
Member's Equity:		
Member's equity		39,066
Total Member's Equity		39,066
Total Liabilities and Member's Equity	$	51,649

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
BIA Capital Strategies, LLC (the Company) was formed in the Commonwealth of Virginia on December 31, 2003. The Company received its registrations/licenses from the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) as a securities broker/dealer on June 7, 2004; from the State of Virginia on June 8, 2004; the State of Connecticut on July 30, 2004; and the State of New York on January 5, 2005.

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including merger and acquisition business, private investment banking, and venture capital services, and provides strategic and consulting services primarily to the media and communications industry. The Company assists business clients with capital raising and buying and selling entities in exchange for investment banking fees.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking fees for merger and acquisition, private investment banking, and venture capital services are recognized when the Company's performance obligations have been completed in accordance with the terms of the client agreement and the fee's collection is probable, typically on the closing date. Non-refundable retainer income is recognized as received, which is generally consistent with the Company's completion of its associated performance obligations.

The Company, with the consent of its members, has elected to be a Virginia Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes is included in the accompanying financial statements.

Fixed assets are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

2. INCOME TAXES

As discussed in Summary of Significant Accounting Policies (Note 1), the Company has elected to be a Virginia Limited Liability Company. As such, all of the Company's taxable income is passed through and taxed at the individual member level. Therefore, no provision or liability for federal or state taxes is included in the accompanying financial statements.

3. FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liàbilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Short-term investments, at market value	$ 26,172	$ 26,172	$ -	$ -
	$ 26,172	$ 26,172	$ -	$ -

4. SHORT TERM INVESTMENTS, AT MARKET VALUE

The Company holds certificates of deposit which have been classified as short term investments because their maturity dates are within one year. All certificates held as short term investments have a maturity date within one year or less. For the year ended December 31, 2018, the investments held in this account, all of which mature within one year or less, are carried at their fair market value of $ 26,172.

5. RELATED PARTY TRANSACTIONS

The members of the Company are also members of BIA DP Management (BIA DP).One of the members of the Company is also an owner of BIA Financial Network (BIA FN), and BIA Advisory Services (BAS). Collectively, BIA DP, BIA FN, and BAS are known as affiliates.

The Company has a contractual agreement to reimburse BIA FN for overhead on a fixed basis. The overhead expenses under this agreement for the year ended December 31, 2018 are included in other operating expenses on the statement of income.

The Company has an agreement to reimburse BAS for the Company's use of office space, office equipment, professional services, personnel costs, and other services. BAS will periodically invoice these fixed and/or variable costs to the Company. During the year ended December 31, 2018, the Company incurred such expenses included in employee compensation and benefits, professional fees, other operating expenses on the statement of income.

During the year ended December 31, 2018, the Company paid discretionary compensation to employees of the Affiliates for specific deal related services, included in internal business development on the Statement of Income.

As of Decmber 31, 2018, there was a small receivable from BIA DP for variable expenses.

It is possible that the terms of certain related party transaction are not the same as those that would result for the transactions among wholly unrelated parties.

6. RECENTLY ISSUED ACCOUNTING STANDARDS

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019.

Management is evaluating the impact that ASU 2016-02 will have on the Company's financial statements.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule I5c3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $34,385, which was $29,385 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($12,583) to net capital was 0.37 to 1, which is less than the 15 to 1 maximum allowed.

8. COMMITMENT AND CONTINGENCIES

Commitments
The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended.

9. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. FIXED ASSETS, NET

Fixed assets are recorded net of accumulated depreciation and summarized by major classification, as follows:

			Useful Life
Equipment	$	1,076	5-7
Less: accumulated depreciation		(197)	
Fixed assets, net	$	879	

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of BIA Capital Strategies, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BIA Capital Strategies, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com